April 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

	Re:	Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 8-K filed February 2, 2010
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated April 1, 2010 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) and Form 8-K filed February 2, 2010 (the “Form 8-K,” and together with the Form 10-K, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosures in the Reviewed Documents. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1.	Comment: Tell us what consideration you gave to including disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. The expected effects of any known material trends on your future results should also be quantified, to the extent possible. For example, tell us what consideration you gave to discussing any known impact related to the following:

•

We note from your disclosure beginning on page 18 that the CARD Act could have a materially adverse affect on your profitability. Considering that the CARD Act was enacted in May 2009 and will become effective in 2010, describe the expected impact on your liquidity, capital resources and/or results of operations, including how this will effect income, cash flows, and key indicators and assumptions, as well as any changes in your operations that you expect to make in order to mitigate the financial impact of this legislation;

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

•	You highlight certain significant agreements and selective acquisitions beginning on page 30. Consider how these items will impact your ongoing operations;

•

We note that the rate of increase in reward miles issued has been declining in recent years and the rate of increase in reward miles redeemed dropped significantly in 2009. Also, we note that rewards issued have increased for certain purchases such as purchases of airline tickets. Consider how these trends will impact your ongoing operations;

•

We note from page 2 of Exhibit 99.1 to your Form 8-K filed February 2, 2010 that you made a change in the treatment of bankrupt private label accounts. We further note from page 6 of the earnings release that you expect to incur international coalition development expenses in 2010. Consider how these actions may impact trends; and

•	We note from your Form 8-K filed February 16, 2010 that in January 2010, the practice of recovering charged off accounts was brought in-house. Consider how this may impact trends.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We considered known trends, events and uncertainties that are reasonably expected to have a material impact on our liquidity, capital resources and/or results of operations, including with respect to those examples cited by the Staff, and believe we have disclosed known material items in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

While the CARD Act was enacted in May 2009, the Federal Reserve Board just recently published proposed regulations dealing with those sections of the CARD Act with effective dates of August 2010 for industry comment. Until certain aspects of the proposed regulation are clarified, in particular with respect to the determination of late fees, we are unable to determine the magnitude of the impact, if any, its implementation will have on our liquidity, capital resources and/or results of operations. Because it is a potential risk to us, it has been identified as a Risk Factor in Item 1A in the Form 10-K. Once we can determine the potential impact to our liquidity, capital resources, and/or results of operations, if any, we will make the appropriate disclosures in future filings.

With respect to the significant agreements detailed in the “Year in Review Highlights,” the client signings identified do not individually have a material impact to our results of operations. To the extent these signings cumulatively had or are expected to have a significant impact on our results of operations on either a consolidated basis or within a particular segment, we previously provided and will continue to provide the appropriate disclosure in our discussion of “Results of Operations.” For example, on page 39 of the Form 10-K, the Company disclosed the following with respect to Epsilon Marketing Services:

“Revenue from the segment’s largest service offerings (marketing database services, analytical services and digital communications) increased as compared to the year ended December 31, 2008 by $22.1 million resulting from additional client signings and existing clients expanding their commitments to loyalty platforms.”

Other significant agreements include refinancings associated with our securitization programs. These refinancings did not and are not expected to have a material impact on our results of operations, as the terms on which they were refinanced were not materially different from the terms contained in existing financing arrangements for our securitization program. To the extent any of the items detailed in the “Year in Review Highlights” had or are expected to have a material impact, either individually or in the aggregate, we previously provided and will continue to provide the appropriate disclosure in the “Results of Operations” portion of our filings.

With respect to AIR MILES reward miles issued and redeemed, revenue recognition is dependent on the timing and amount of AIR MILES reward miles redeemed, which do not necessarily correlate with the number of AIR MILES reward miles issued. In future filings, we will ensure that any material changes in these metrics and their potential impact to our results of operations are disclosed.

With respect to the change in treatment of bankrupt private label accounts, the total impact was approximately $7 million. Taking into consideration the Private Label Credit segment’s revenue of $693 million, we determined that the impact of this change was immaterial.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Regarding the international coalition development expenses, a decision regarding further investment in these initiatives is anticipated during the third quarter of 2010 . At such time, we will provide additional disclosures as appropriate regarding any expected material impact on our results of operations and liquidity.

We do not expect that bringing the practice of recovering charged off accounts in-house will have a material impact on year-to-date recoveries. We anticipate that changing such practice will have only a potential difference in the timing of recoveries, with recoveries shifting from the first quarter of 2010 to later quarters within the year. Because we do not expect this change to have a material impact on our results of operations, we did not include additional disclosure in our Form 10-K.

Discussion of Critical Accounting Policies and Estimates, page 32

2.	Comment: We note significant changes in the range of discount rates and expected yields from the prior year in assumptions used to fair value your interest-only strips and those used for seller’s interest and retained interest. Explain the nature of these changes and indicate your consideration of disclosing the nature of the changes if actual results were different than your estimates. Also consider explaining the nature of the differences between the assumptions used in estimating the fair value of each of these assets. Refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We used consistent methodologies in determining the discount rates and expected yields in our assumptions used to determine the fair value of the interest-only strip, seller’s interest, and retained interest. The decline in the discount rates was driven by observable inputs from market data, as rates for AAA and BBB asset-backed securities had declined significantly since December 31, 2008. The increase in the range of the expected yields resulted from our acquisition of the Charming Shoppes’ portfolio and related securitization assets in October 2009. The historical yield for the Charming Shoppes’ portfolio, which is held in a separate qualified special purpose entity, was approximately 40%, resulting in an increase in the upper limit of the range of expected yields disclosed on page F-23 of the Form 10-K. Excluding the impact of this qualified special purpose entity, the expected yields for 2009 would have ranged from 24% to 26% as compared to 26% in 2008. Effective January 1, 2010, with the adoption of ASC 860 “Transfers and Servicings” and ASC 810 “Consolidations,” these assets will be eliminated from our consolidated balance sheet as a result of the consolidation of the special purpose entities.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Inter-Segment Sales, page 36

3.	Comment: Tell us whether any of your other segments perform services for each other. For example, we note that revenue from Loyalty Services and Epsilon Marketing Services both include revenue related to database marketing services. Your Loyalty Services discussion on page 39 states that direct marketing fees have declined. Please describe the nature of the database marketing services for each of these segments. Tell us whether any revenue generated from these segments resulted from services performed by another segment and, if so, what consideration was given to disclosing the related amount of inter-segment sales.

Response: The only segment that performs services for another segment is Private Label Services for Private Label Credit. We have disclosed the nature of these services on pages 36 and F-52 “20. Segment Information” of the Form 10-K.

Loyalty Services and Epsilon Marketing Services are separate and distinct businesses.

Loyalty Services’ database marketing services is a full-service loyalty agency specializing in the development of marketing campaigns and programs that build transformational strategies grounded in data analysis and insight. It assists its clients in achieving long-term brand loyalty while delivering short-term results. It creates and promotes collaborative partnerships that take loyalty marketing to a new level of impact and accountability. During 2009, database marketing services represented approximately 2% of the Loyalty Services segment’s revenue.

Epsilon Marketing Services’ database marketing services specialize in providing marketers with a complete view of their customers’ lifestyles, attitudes and behaviors. Epsilon has three different proprietary data sets that provide insight to boost marketing precision, relevance and performance. Epsilon’s proprietary data sets contain information on over eight billion multi-channel retail transactions, permitting its clients to expand their understanding of what their customers buy, not only from them, but from other companies as well.

No revenue from either Loyalty Services or Epsilon Marketing Services resulted from services performed for another segment.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Results of Operations, page 38

4.	Comment: Tell us what consideration you gave to discussing the material changes in each of the line items on the consolidated financial statements within results of operations. See Instruction 4 to Item 303 of Regulation S-K. For example, we note significant changes in the revenue line item for Redemptions on a consolidated basis that do not seem to correlate to the changes and discussions in your segment analysis. That is, your segment discussion suggests that an increase in redemption miles and revenue offset the declines in Loyalty Services revenues while your consolidated redemption revenues line item has declined. Also, the decrease in the redemption revenue line item is not consistent with the increase in miles redeemed. In this regard, tell us why the changes in these two amounts did not correlate. Explain why current year redemption revenue is lower than the prior year while the miles redeemed have increased. Further, tell us what consideration you gave to disclosing separately the amount of revenue recognized due to breakage.

Response: In 2009, redemption revenue, on both a consolidated basis and within the Loyalty Services’ segment, decreased by approximately $9 million. As discussed on page 43 in “Results of Operations,” this decline in the Loyalty Services’ segment revenue, including redemption revenue, was driven by a decline in the foreign currency exchange rate. Redemption revenue is generated in a Canadian subsidiary, and as a result of the translation of these Canadian results to US currency, redemption revenue declined. In reviewing redemption revenue in Canadian dollars, however, redemption revenue increased by approximately $24 million, which is consistent with the increase in AIR MILES reward miles redeemed. Breakage is a component of redemption revenue, as discussed on page F-29 “10. Deferred Revenue.” Since our inception, we have consistently made the disclosure of the redemption and service components for deferred revenue.

5.	Comment: Please ensure that your discussion specifically quantifies the extent to which material changes in revenues are attributable to changes in price or changes in volume or to the introduction of new products or services over the last three years. For example, in your discussion of the change in Loyalty Services revenue in 2009, we note that you disclose the change in volume of redeemed reward miles. Tell us what consideration was given to also quantifying the extent to which changes were also attributable to changing prices or to the introduction of new products or services. To the extent prices decreased as a result of pricing pressures or other identifiable factors, those factors should be discussed as well. Refer to Item 303(a)(3)(iii) of Regulation S-K.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Response: We believe that to the extent there have been material changes in revenues attributable to volumes or pricing, we have made the appropriate disclosure in our “Results of Operations.” With respect to Loyalty Services, the primary product and service within the segment are the AIR MILES reward miles issued through the AIR MILES® Reward Program. The AIR MILES Reward Program is a full-service outsourced loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, in return for which we provide all marketing, customer service and rewards and redemption management. During the last three years, there have been no significant changes to the prices we charge our sponsors or to the products and services offered.

Liquidity and Capital Resources, page 47

6.	Comment: We note that your discussion of cash flow from operating activities cites the change in contractual terms with BMO Bank of Montreal as the reason for the decrease from 2008 to 2009. Your discussion does not appear to contribute substantively to an understanding of your cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In preparing our discussion of cash flow from operating activities for 2009 as compared to 2008, we identified what we believed was the material change in our cash flow from operations as well as the primary driver for that change, which was the change in contractual terms with BMO Bank of Montreal. In future filings, we will enhance our disclosures with respect to cash flow from operating activities to address all significant changes, including the underlying reasons for changes in working capital items that affect operating cash flow.

Exhibits, Financial Statement Schedules

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

7.	Comment: Please ensure that you have addressed all significant revenue streams within your revenue recognition accounting policy disclosure. For example, we note from your Results of Operations discussion beginning on page 39 that your Loyalty Services segment generates issuance revenue, commission revenue, and investment revenue, in addition to redemption revenue. Describe the nature of these revenue-generating activities. Provide a detailed description of the related revenue recognition policy and cite the authoritative accounting literature relied upon. Indicate in which line item the related revenue is reported and why this classification is appropriate. Also, tell us how the revenue line-items are allocated among your various segments. Tell us what consideration you gave to disclosing this information in your revenue recognition accounting policy disclosure.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Response: We believe that we have disclosed all significant revenue streams within our revenue recognition policy disclosures. With respect to issuance revenue, the following is disclosed on page F-11 of the Form 10-K:

“The revenue related to the Service element of the AIR MILES reward miles is initially deferred and amortized over the period of time beginning with the issuance of the AIR MILES reward miles and ending upon their expected redemption (the estimated life of an AIR MILES reward mile, or 42 months). Revenue associated with the Service element is recorded as part of transaction revenue.”

For 2009, commission revenue and investment revenue totaled $11 million and $25 million, respectively, both of which are included in “Other revenue” in our consolidated financial statements. In comparison to our total revenue of approximately $2 billion, we determined that these revenue streams were not significant and therefore did not separately identify these revenue streams in our significant accounting policies.

The following illustrates how the revenue line items on the consolidated statement of income are allocated across the segments:

•	Transaction revenue is generated by all segments

•	Loyalty Services segment (issuance revenue)

•	Private Label Services segment (services provided to Private Label Credit); and

•	Private Label Credit segment (merchant and servicing fees).

•	Redemption revenue is generated by our Loyalty Services segment.

•	Securitization income and finance charges, net, are generated by our Private Label Credit segment.

•	Database marketing fees and direct marketing services revenue are generated primarily by Epsilon Marketing Services.

•	Other revenue is generated among all the segments.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

AIR MILES Reward Program, page F-10

8.	Comment: You indicate that you allocate the proceeds received between the Redemption element and the Service element. You further describe how you determine the fair value of the Redemption element. Tell us, and consider disclosing, how you determine the amount of proceeds allocated to the Service element.

Response: We use the residual method to allocate proceeds to the Service element. In future filings, we will disclose how the amount of proceeds was allocated to the Service element as follows:

“The revenue related to the Service element of AIR MILES reward miles is determined using the residual method in accordance with ASC 605-25-30; it is initially deferred and then amortized over the period of time beginning with the issuance of an AIR MILES reward mile and ending upon its expected redemption, which is measured by the estimated life of an AIR MILES reward mile, or 42 months.”

Note 20. Segment Information, page F-53

9.	Comment: In your disclosure of information concerning principal geographic areas, tell us what consideration you gave to disclosing the basis for attributing revenues to individual countries. Refer to ASC 280-10-50-41a.

Response: Revenue is attributed to each subsidiary, based on the location of the subsidiary, which is also primarily the location of the customer. In future filings, we will disclose the basis for attributing to individual countries, in accordance with ASC 280-10-50-41a, as follows:

“Revenues are attributed to countries based on the location of the subsidiary.”

Exhibit 12.1, Statement re Computation of Ratios

10.	Comment: According to Instruction 3 to paragraph 503(d) of Regulation S-K, please ensure that you show, in reasonable detail, the figures used to calculate the ratio of earnings to fixed charges.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Response: In future filings, we will show the components used to calculate the ratio of earnings to fixed charges as follows:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)

Income from continuing operations	$262,946	$380,151	$351,844	$332,658	$232,946

Plus

Fixed Charges	164,413	114,186	96,826	61,578	30,851

Total	$427,359	$494,337	$448,670	$394,236	$263,797

Earnings to fixed charges ratio	2.6	4.3	4.6	6.4	8.6

Fixed Charges

Interest expense, including the amortization of debt issuance costs	$146,589	$96,041	$79,821	$46,990	$17,707

Estimate of interest component of rent expense (1)	17,824	18,145	17,005	14,588	13,144

Total fixed Charges	$164,413	$114,186	$96,826	$61,578	$30,851

(1)	Estimated at 1/3 of total rent expense

Form 8-K filed February 2, 2010

11.	Comment: We note your presentation of Normalized Revenues, Normalized Adjusted EBITDA, and Normalized Cash Earnings per Share in your earnings release. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this regard, ensure that you include a statement of the usefulness of such non-GAAP measures pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response: We presented this information in our Form 8-K furnished to the Commission on February 2, 2010 to provide investors greater transparency related to the impact of certain transactions that benefited our results of operations. These transactions are not expected to occur on an on-going basis. In the future, the Company will ensure the use of such measures are in compliance with the disclosures requirement of Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

12.	Comment: We note your presentation of Cash Earnings per Share in your earnings release. Please clarify whether this non-GAAP measure is used as a performance or liquidity measure. Non-GAAP liquidity measures should not be presented on a per share basis. If this represents a performance measure, consider distinguishing the title from a liquidity measure. In this regard, the use of “Cash” in the title implies that it could be a liquidity measure or that the measure is comparable to the “Net cash provided by operating activities” subtotal presented in your statement of cash flows.

Response: We use this non-GAAP measure as a performance measure. This is a key metric that investors utilize to measure our performance and it has been utilized since our inception. This performance metric is also utilized in our long-term incentive program for senior management. We will change the term from “Cash Earnings” and “Cash Earnings per diluted share” to “Core Earnings” and “Core Earnings per diluted share” to distinguish it from a liquidity measure. We added the following additional disclosure to our 8-K furnished to the Commission on April 21, 2010.

“. …“cash earnings per diluted share,” a non-GAAP financial measure, will now be referred to as core earnings per diluted share in order to avoid confusion with liquidity metrics.”

13.	Comment: In footnote 3 to your Reconciliation of Non-GAAP Information on page 12, you indicate what the “income tax effect” adjustment represents. Further explain, and consider disclosing, how the tax effect was calculated. In this regard, we note your disclosure on page 5 indicating that an effective tax rate of 38% was used to normalize your cash earnings per diluted share for the fourth quarter.

Response: We used an effective tax rate of approximately 38% applied to the adjustments utilized in the determination of cash earnings. The effective tax rate used would have approximated the Company’s actual effective tax rate, excluding the impact of the non-taxable gain on the business acquisition. In future filings, we will clarify our disclosure in our “Reconciliation of Non-GAAP Information.” In our 8-K furnished to the Commission on April 21, 2010, we added the following disclosure to the reconciliation table:

“ (2) Represents income taxes adjusted for the related tax benefit or expense for the non-GAAP measure adjustments (stock compensation expense, amortization of purchased intangibles, non-cash interest expense, and merger and other costs) using the Company’s effective tax rate of 38.2%.”

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 26, 2010

Closing Comments

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (972) 348-5105.

Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan,
President and Chief Executive Officer

Copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Charles L. Horn
Executive Vice President and Chief Financial Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201